Farmers New World Life Insurance Company 3120 139th Avenue SE – Suite 300 Bellevue, Washington 98005

April 18, 2022

Via EDGAR Correspondence Submission

Andrea Magovern

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Farmers Variable Life Separate Account A of Farmers New World Life Insurance Company Post-Effective Amendment No. 15 and Amendment No. 57 (File Nos. 333-149540 and 811-09507, respectively) filed February 15, 2022 (“Template Filing”)

Dear Ms. Magovern:

Farmers New World Life Insurance Company (“Farmers”) hereby respectfully requests that the Commission grant template filing relief with respect to the replicate filings identified below (“Replicate Filings”). Farmers is making this request in accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (“Securities Act”) and the Division of Investment Management’s ADI 2018-02 on template filing relief.

The Template Filing is the post-effective amendment identified above to the Form N-6 Registration Statement for the Farmers EssentialLife Variable Universal Life Policy. The Template Filing reflects changes made to meet the requirements of revised Form N-6 in anticipation of the use of an initial summary prospectus (ISP) and updating summary prospectus (USP), as permitted by Rule 498A under the Securities Act, starting on or about May 1, 2022. Farmers filed the Template Filing well in advance of that date to give the Staff ample time to review the disclosure changes, and to respond to this request.

The Replicate Filings, both to be made on behalf of Farmers Variable Life Separate Account A, will be post-effective amendments relating to the following variable life insurance policies:

•	Farmers Variable Universal Life Insurance Policy (File No. 333-84023)

•	Farmers LifeAccumulator Variable Life Insurance Policy (File No. 333-100287)

Farmers believes the Template Filing is a fair representation of the Replicate Filings. Farmers also believes the Template Filing is an appropriate template because it covers the only variable life insurance policy currently being offered by Farmers.

In support of this request, Farmers represents as follows:

1.

The format and type of disclosure changes in the Template Filing have been made to comply with Form N-6 and are substantially identical to the format and type of disclosure changes that will be made in the Replicate Filings.

2.	The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

3.	The Replicate Filings will not include changes that would otherwise render them ineligible for filing under Rule 485(b).

In addition, please note that the substance of the disclosure in the Replicate Filings was previously included in filings that were subject to SEC staff review or are otherwise consistent with the requirements of Rule 485(b).

Accordingly, pursuant to Rule 485(b)(1)(vii), Farmers hereby requests Commission approval to file the Replicate Filings for automatic effectiveness under Rule 485(b).

Should you have any questions or need any additional information, please contact the undersigned or, at Carlton Fields, William Kotapish (wkotapish@CarltonFields.com; 202-965-8154) or Richard Choi (rchoi@CarltonFields.com; 202-965-8127).

Very truly yours,

/s/ Tina de Jong

Tina de Jong
Special Corporate Counsel
(206) 275-8143

cc: Alberto Zapata

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